SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of January, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANY ANNOUNCEMENT

SECONDARY PUBLIC OFFERING OF UNITS IN BRAZIL

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.

Unibanco-União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Holdings”) filed on January 18, 2005 with the CVM documents for a secondary offering to the public in Brazil of Units owned by Commerzbank Aktiengesellschaft (“Commerzbank”) and BNL International Investments S.A. (“BNL”). Commerzbank and BNL are offering an aggregate of 41,719,726 Units (exclusive of an over-allotment option granted by BNL to the underwriters for the offering in Brazil for an additional 4,177,661 Units). Each Unit is composed of one Unibanco preferred share and one preferred share of Holdings. Pricing of the sale of the Units is expected to occur on or about January 31, 2005.

The Units being offered will not be or have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

São Paulo, Brazil – January 19, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.
Ney Ferraz Dias	Geraldo Travaglia Filho
Investor Relations Executive Officer	Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 19, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.